Exhibit 99.2

news

IMMEDIATE	13 April 2006

Royal & SunAlliance notice of three months results

Royal & SunAlliance announces that its three months results 2006 will be released on Thursday 11 May 2006 at 7.00am. A briefing to analysts will take place via conference call and can be accessed live via the company website (www.royalsunalliance.com)

An indexed version of the presentation will be available on the website following the meeting.

--ENDS--

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street, London EC3M 3BD +44 (0)20 7111 7134